As filed with the Securities and Exchange Commission on June 17, 2014

Registration No. 333-196651

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RECEPTOS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	26-4190792
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

10835 Road to the Cure, Suite 205

San Diego, California 92121

(858) 652-5700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Faheem Hasnain

Chief Executive Officer

Receptos, Inc.

10835 Road to the Cure, Suite 205

San Diego, California 92121

(858) 652-5700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mike Hird, Esq. Patty M. DeGaetano, Esq. Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, CA 92130 (619) 234-5000	Thomas Coll, Esq. Charles Kim, Esq. Sean Clayton, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value	$170,998,100	$22,024.56(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase.
(3)	$19,320.00 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 17, 2014

Preliminary Prospectus

3,800,000 Shares

Common Stock

Receptos, Inc. is offering 3,800,000 shares of our common stock.

Our common stock is listed on The NASDAQ Global Market under the symbol “RCPT.” On June 16, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $39.13 per share.

The underwriters have an option to purchase a maximum of 570,000 additional shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Receptos
Per Share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

Delivery of the shares of common stock will be made on or about             , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Leerink Partners	BMO Capital Markets

Wedbush PacGrow Life Sciences		Nomura

The date of this prospectus is             , 2014

ABOUT THIS PROSPECTUS

Neither we nor the underwriters have authorized anyone to provide you with information different from or in addition to that contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurances as to the reliability of, any information other than the information contained or incorporated by reference in the foregoing documents. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

This prospectus includes industry data and forecasts that we obtained from internal company surveys, publicly available information and industry publications and surveys. Our internal research and forecasts are based on management’s understanding of industry conditions, and such information has not been verified by independent sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC), and such registration statement includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, any prospectus supplement and any applicable free writing prospectus, together with additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference,” before making your investment decision.

In this prospectus, “the Company,” “Receptos,” “we,” “us,” and “our” refer to Receptos, Inc. and its subsidiaries on a consolidated basis. This prospectus also contains trademarks and trade names that are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights selected information about us, this offering, and information appearing elsewhere in this prospectus and in the documents we incorporate by reference. Because this is only a summary, you should read the rest of this prospectus, our consolidated financial statements and condensed consolidated financial statements and related notes and the other information we incorporate by reference before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under the section entitled “Risk Factors” and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 incorporated herein by reference.

Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics for immune disorders. Our product candidates span three distinct specialty disease areas. Our lead asset, RPC1063, is being developed as an oral therapy for the treatment of Relapsing Multiple Sclerosis (RMS) and Inflammatory Bowel Disease (IBD). Our second asset, RPC4046, is being developed for the treatment of an allergic/immune-mediated disorder, Eosinophilic Esophagitis (EoE), which is an Orphan Disease. Our strategy is to develop best-in-class (by mechanism of action) drug candidates and selectively pursue first-in-class (based on projected timing of approval) market positions. The mechanism of action for each of our product candidates has been validated in one or more immunology indications. RPC1063 was selected for pharmaceutic properties with potential to demonstrate best-in-class differentiation in RMS. In IBD and EoE, our product candidates RPC1063 and RPC4046, respectively, have the potential to be the first in their respective classes to be approved.

RPC1063 is currently being tested in an accelerated design, randomized Phase 2/3 study called RADIANCE for the treatment of RMS. On June 9, 2014, we announced that the Phase 2 portion of RADIANCE met its primary endpoint of reduction in the cumulative number of total gadolinium enhancing (GdE) lesions (or areas of injury or disease in the brain highlighted by a contrast medium) as determined by magnetic resonance imaging (MRI) from week 12 to week 24 of study treatment. See “Recent Developments” below. In December 2013, we initiated enrollment of the Phase 3 portion of RADIANCE after completing a pre-planned interim analysis of the Phase 2 portion of the trial. Our accelerated Phase 2/3 design for RADIANCE allowed us to eliminate a potentially lengthy period of time between completing enrollment for the Phase 2 portion and initiating enrollment for the Phase 3 portion. We have obtained Special Protocol Assessment (SPA) agreement from the US Food and Drug Administration (FDA) on our clinical trial design for the Phase 3 portion of RADIANCE as well as a second planned RMS Phase 3 study.

RPC1063 is also being tested in a randomized Phase 2 study called TOUCHSTONE for the treatment of Ulcerative Colitis (UC), a gastrointestinal (GI) disease affecting a well-defined subset of IBD patients. The primary objective of the trial is to demonstrate superior clinical efficacy of RPC1063 compared to placebo for the induction of clinical remission in patients with moderately to severely active UC after eight weeks of treatment. The trial is more than 88% enrolled and the completion of enrollment is expected in July 2014. Top-line results relating to the proportion of patients in clinical remission at week eight are anticipated in the fourth quarter of 2014. Top-line results with respect to a comparison of the efficacy of RPC1063 versus placebo at weeks eight and 32 of treatment (as measured by clinical response, clinical remission and mucosal healing) as well as a comparison of the overall safety and tolerability of RPC1063 versus placebo for the duration of TOUCHSTONE, which are secondary objectives for the trial, are expected in the second half of 2015. The FDA has indicated that if the results of the study are statistically and clinically persuasive, TOUCHSTONE could be considered as a Phase 3 study for RPC1063 in UC and the balance of our registration program could be supported by a single additional Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. However, we have not requested an SPA with respect to TOUCHSTONE, and the FDA could change its view even if the study achieves statistically and clinically persuasive results.

RPC1063 impacts the immune system by modulating an important G protein-coupled receptor (GPCR) known as the sphingosine 1-phosphate 1 receptor (S1P1R), a member of the sphingosine 1-phosphate receptor (S1PR) family of receptors. GPCRs are membrane protein receptors involved in a broad range of biological processes and diseases. S1P1R modulation causes selective and reversible retention, or sequestration, of circulating white blood cells (lymphocytes) in peripheral lymphoid tissue (such as the lymph nodes) and in the thymus. The sequestration of lymphocytes is achieved by modulating cell migration patterns (known as “lymphocyte trafficking”), specifically preventing self-targeting, or autoreactive, lymphocyte migration to areas of disease inflammation, which is a major contributor to autoimmune disease.

The first oral immune-targeting agent approved for RMS was Novartis’ Gilenya® (fingolimod), a non-selective S1PR modulator launched in 2010. Achieving worldwide sales of approximately $1.9 billion in 2013, the success of Gilenya® highlights the unmet need in the RMS market for efficacious, orally administered therapies. RPC1063 was discovered by our scientific founders and advanced by members of our management team for development based on key pharmaceutic properties that have the potential for clinically meaningful improved safety features as compared to those of Gilenya®.

In addition to RMS, we believe that S1P1R modulation of lymphocyte trafficking may have utility in other immune disorders. An increasing body of both preclinical and clinical evidence provides a strong rationale for this mechanistic approach in IBD, and lymphocyte trafficking agents have been shown to be effective in IBD treatment. For example, Tysabri® has been approved by the FDA for the treatment of Crohn’s Disease (CD), one form of IBD. In addition, in May 2014, Entyvio™ (vedolizumab), which inhibits trafficking of lymphocyte populations similar to those targeted by S1P1R modulators, was approved by the FDA for the treatment of moderately to severely active UC and CD. Given the lack of disease-modifying oral therapeutics in late-stage development for IBD, we believe RPC1063 could potentially represent the best orally administered therapy for IBD and effect a paradigm shift in IBD treatment similar to the impact on RMS treatment dynamics caused by the market entry of Gilenya®.

Our second asset, RPC4046 for the treatment of EoE, builds upon our core competencies in immunology and GI diseases. In-licensed from AbbVie Bahamas Ltd. and AbbVie Inc., RPC4046 is a monoclonal antibody directed against the interleukin-13 (IL-13) target, which has been validated in Asthma, a predominantly allergic/immune-mediated disorder. EoE is an Orphan-designated GI disease of high unmet need with no current FDA-approved therapy. As part of our development program for RPC4046 in EoE, we held a pre-Investigational New Drug application (IND) meeting with the FDA in the fourth quarter of 2013 in which the FDA was in general agreement with the design of our Phase 2 study and nonclinical program. We submitted a new IND in the first quarter of 2014 and plan to begin enrollment of a randomized Phase 2 trial in the second half of 2014. If the trial is initiated as planned, we anticipate that top-line results from the Phase 2 trial would be available in the first half of 2016.

We utilize our proprietary GPCR structure-based drug design technology platform in discovery research to identify potential best-in-class product candidates directed to high-value GPCR targets. Structure-based drug design is a technique by which the three-dimensional structure of a protein receptor is identified and utilized in drug discovery research to design potential drug candidates to the specific requirements of the receptor. Our technology platform augments our expertise in GPCR biology. Our research includes a preclinical program developing oral, small molecule, positive allosteric modulators (PAMs) of the glucagon-like peptide-1 receptor (GLP-1R) for the treatment of Type 2 Diabetes. Allosteric modulators bind the protein receptor at a site distinct from the receptor’s natural binding partner (ligand), and positive allosteric modulators of the GLP-1R enhance the activity between the GLP-1R and its natural binding partner. We plan to conduct IND-enabling studies for this program in 2014. We have previously entered into several collaborative, cash-flow positive arrangements to leverage our proprietary GPCR structure-based drug design technology platform, including one ongoing technology transfer program.

We retain full development and commercial rights to RPC1063. We may seek a development and commercial partner for RPC1063 to offset risk and preserve capital, although we intend to retain key development and commercialization rights. We believe retaining this strategic flexibility will help us to maximize stockholder value. If we are successful in developing RPC1063 and/or RPC4046, we may elect to build a targeted specialty sales force.

Our Pipeline

Note: All dates represent Company expectations. Actual timing may vary.

Recent Developments

On June 9, 2014, we announced that the Phase 2 portion of RADIANCE, our accelerated design, randomized Phase 2/3 study of RPC1063 for the treatment of RMS, met its primary endpoint of reduction in the cumulative number of total GdE lesions determined by MRI from week 12 to week 24 of study treatment, a standard endpoint for Phase 2 trials in RMS. The Phase 2 portion of RADIANCE was a randomized, double-blind study assessing the efficacy, safety and tolerability of two orally administered doses (0.5mg and 1.0mg) of RPC1063 against placebo in 258 patients with RMS across 77 sites in 13 countries. Approximately 98% of patients completed the double-blind placebo-controlled, 24-week treatment period. Patients on RPC1063 experienced a statistically significant reduction in GdE lesions of 86% at both the 0.5mg and 1.0mg doses compared to patients on placebo, with p-values of less than 0.0001 for each dose group compared to placebo. Results from the Phase 2 portion of RADIANCE relative to secondary endpoints measuring effects on other MRI parameters were also positive and statistically significant, with p values of less than 0.0001 for each dose group compared to placebo. In the Phase 2 portion of RADIANCE, RPC1063 demonstrated pharmacodynamic activity, as measured by peripheral lymphocyte count reduction, consistent with data from other agents with similar mechanisms of action on the market or in clinical development. Although the Phase 2 portion of RADIANCE was not powered to detect a statistically significant difference between RPC1063 treatment arms and placebo on annualized relapse rate (ARR), which is a standard endpoint for Phase 3 trials in RMS, there was a favorable trend for both RPC1063 dose groups. We believe that safety and tolerability data from the Phase 2 portion of RADIANCE provide support for a differentiated, potential best-in-class profile, including (i) an overall adverse event profile which appeared relatively similar between the RPC1063 dose groups and placebo with no concerning safety signals for patients receiving RPC1063; (ii) first dose changes in heart rate in patients receiving RPC1063 that were generally modest (maximum mean reduction of less than two beats per minute compared to baseline) with no patients dropping below 45 beats per minute during the first six hours after administration, which is consistent with the findings of our earlier Phase 1 thorough QT/QTc (TQT) study; and (iii) rates of liver transaminase elevations observed in patients receiving RPC1063 that were low relative to agents with similar mechanisms of action on the market or in clinical development, and supportive of a favorable hepatic safety profile.

We initiated the Phase 3 portion of RADIANCE in December 2013 and continue to enroll patients. The Phase 3 portion of RADIANCE, which is targeted to enroll up to 1,200 patients, is a randomized, double-blind, double-dummy comparison of RPC1063 to an active control in patients with RMS. Patients are receiving one of two oral daily doses of RPC1063 (0.5 mg or 1.0 mg) or a weekly injection of interferon beta-1a (Avonex® 30 µg), and the primary objective is to assess whether RPC1063 is superior to Avonex® in reducing ARR at the end of month 24 of treatment in patients with RMS. We have obtained SPA agreement from the FDA on our clinical trial design for the Phase 3 portion of RADIANCE.

During the first quarter of 2014, we sought scientific advice from the European Medicines Agency (EMA) regarding the adequacy of the Phase 3 portion of RADIANCE and a second planned RMS Phase 3 study, as well as the overall development program in support of a future marketing authorization application (MAA). The EMA raised no major objections regarding the design of such Phase 3 clinical trials and indicated that with minor adjustments, the proposed development program would be sufficient to support an MAA in the European Union (EU).

In addition to the currently approved oral RMS therapies, such as Novartis Pharmaceuticals Corporation’s Gilenya® (approved in September 2010), Genzyme Corporation’s Aubagio® (teriflunomide) (approved in September 2012), and Biogen Idec’s Tecfidera® (dimethyl fumarate) (approved in March 2013), a fourth oral RMS therapy (Nerventra® (laquinimod)) was submitted for approval in the EU in 2012. Although the Committee for Medicinal Products for Human Use confirmed in May 2014 its January 2014 opinion to recommend against approval of Nerventra® for the treatment of RMS in the EU, its sponsors (Teva Pharmaceutical Industries Ltd. and Active Biotech AB) have announced their commitment to the drug candidate for the treatment of Multiple Sclerosis. A second drug candidate for RMS submitted for regulatory approval in 2012, Sanofi Corporation’s LemtradaTM (alemtuzumab), was approved in the EU in September 2013 as a twice-yearly, intravenously infused therapy. Although the FDA provided Sanofi with a Complete Response Letter in December 2013 in response to its supplemental Biologics License Application (sBLA) for approval in the US, Sanofi resubmitted an sBLA in the second quarter of 2014 to address the issues noted by the FDA. On June 17, 2014, Merck KGaA announced that it had reached a mutual agreement with Ono Pharmaceutical Co., Ltd. to terminate the license agreement on ceralifimod (Ono-4641) because it does not meet Merck’s threshold for continued investment.

Risks Relating to Our Business

We are a clinical-stage biopharmaceutical company, and our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 incorporated herein by reference:

•	we have never been profitable, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales;

•	we will require substantial additional funding beyond the net proceeds from this contemplated offering to continue and complete the development and commercialization of our product candidates, and such funding may not be available on acceptable terms, or at all;

•	our product candidates may not have favorable results in ongoing or future clinical trials, which would adversely affect our ability to obtain a partner for any such product candidate and delay, limit or halt further development;

•	we may be subject to delays in our clinical trials, which could result in increased costs, limit our access to funding and delay or limit our ability to obtain regulatory approval for our product candidates;

•	we may be unable to demonstrate sufficient differentiation in the efficacy and/or safety profile of our product candidates compared to existing or future competitive products;

•	our product candidates may not receive regulatory approval in a timely manner, or at all;

•	we have never commercialized any of our product candidates and our products, even if approved, may not be accepted by healthcare providers or healthcare payors;

•	our development strategy relies upon data and other results obtained by third parties that may prove to be inaccurate, unreliable or inapplicable to our product candidates, which may cause us to make inaccurate assumptions and conclusions;

•	we may be unable to maintain and protect our intellectual property assets, which could impair the advancement of our pipeline and commercial opportunities; and

•	the patents of others may have an adverse effect on our business.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). As an emerging growth company, we have taken and intend to continue to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We may continue to take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) December 31, 2018, (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Corporate Information

We were incorporated in the State of Delaware in 2008 under the name “Receptor Pharmaceuticals, Inc.” and changed our name to Receptos, Inc. in 2009. Our principal executive offices are located at 10835 Road to the Cure, Suite 205, San Diego, California 92121, and our telephone number is: (858) 652-5700. Our website address is www.receptos.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

The Offering

Common stock offered by us	3,800,000 shares

Common stock to be outstanding immediately after this offering	25,976,280 shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of 570,000 additional shares of common stock.

Use of proceeds	We intend to use the net proceeds received by us from this offering to fund continued development of our product candidate RPC1063 in ongoing clinical trials for Relapsing Multiple Sclerosis and Ulcerative Colitis, development of our in-licensed product candidate RPC4046 in a clinical trial for Eosinophilic Esophagitis, other ongoing preclinical and research programs, and working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 11.

Risk factors	See “Risk Factors” beginning on page 7 of this prospectus, as well as those “Risk Factors” incorporated by reference into this prospectus, for a discussion of factors you should consider carefully before deciding to invest in our common stock.

NASDAQ Global Market symbol	“RCPT”

The number of shares of common stock that will be outstanding after this offering is based on 22,176,280 shares outstanding as of May 31, 2014, and excludes:

•	1,941,583 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2014 at a weighted average exercise price of $22.89 per share;

•	7,445 shares of common stock issuable upon the settlement of restricted stock units outstanding as of May 31, 2014;

•	443,583 shares of common stock reserved for future issuance under our 2013 Stock Incentive Plan (2013 Stock Plan) as of May 31, 2014, plus any future increases in the number of shares of common stock reserved for issuance under the 2013 Stock Plan pursuant to the evergreen provision of the 2013 Stock Plan; and

•	343,496 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan (ESPP) as of May 31, 2014, plus any future increases in the number of shares of common stock reserved for issuance under the ESPP pursuant to the evergreen provision of the ESPP.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, each of which is incorporated by reference herein, together with the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and condensed consolidated financial statements and the related notes, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and growth prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or incorporated by reference in this prospectus. See “Information Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to This Offering

We have broad discretion in the use of the net proceeds from this offering and our existing cash and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering as well as our existing cash, and you will be relying on the judgment of our management regarding such application. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our management might not apply the net proceeds or our existing cash in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering or our existing cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our principal stockholders and management will continue to own a significant percentage of our stock after this offering and will be able to exert significant control over matters subject to stockholder approval.

As of May 31, 2014, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 35.4% of our stock and, upon the closing of this offering, that same group will hold approximately 30.3% of our outstanding stock. Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine or significantly influence all matters requiring stockholder approval. For example, these stockholders may be able to control or significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, because the public offering price of our common stock will be substantially higher than our as adjusted net tangible book value per share following this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share as of March 31, 2014. Net tangible book value is our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $28.34 per share, based on the difference between the assumed public offering price of $39.13 per share and the as adjusted net tangible book value per share of our outstanding common stock as of March 31, 2014.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. In addition, as of May 31, 2014, restricted stock units for 7,445 shares of our common stock, as well as options to purchase 1,941,583 shares of our common stock at a weighted-average exercise price of $22.89 per share were outstanding. The exercise of any of these options or settlement of the restricted stock units would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock.

These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options, the settlement of outstanding restricted stock units and any additional shares issued in connection with acquisitions, if any, may result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

We, along with our directors and executive management team and certain of our principal stockholders, have agreed that for a period of 80 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. This 80-day lock-up period affects approximately 5,615,559 shares as of the date of this prospectus, although approximately 1,339,085 of such shares will be eligible for sale by certain of our principal stockholders after only 40 days from the date of this prospectus. Sales of stock by any of our directors, executive management team or principal stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated herein by reference include forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. We discuss some of these risks, uncertainties and assumptions in greater detail in this prospectus under the heading “Risk Factors,” and additional cautionary statements or discussions of risks, uncertainties and assumptions that could affect our results or the achievement of the expectations described in forward-looking statements are also contained in the documents we incorporate by reference into this prospectus, specifically our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, cost, timing, progress and results of our research and development activities, including preclinical and clinical studies;

•	our ability to obtain and maintain regulatory approval of RPC1063, RPC4046 and any of our other future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations;

•	our plans to research, develop and commercialize our product candidates;

•	our ability to enter into collaboration agreements to pursue the development, regulatory approval and commercialization of our product candidates;

•	our collaboration partners’ election to pursue development and commercialization;

•	our ability, and the ability of our in-licensors, to obtain and maintain intellectual property protection for our product candidates;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our ability to successfully commercialize our product candidates, if approved;

•	the rate and degree of market acceptance of our product candidates, if approved;

•	our ability to develop sales and marketing capabilities, whether alone or with potential collaborators, to commercialize our product candidates, if approved;

•	regulatory developments in the US and foreign countries;

•	the performance of third parties in connection with the development of our product candidates, including third parties conducting our clinical trials as well as third-party suppliers and manufacturers;

•	the development, regulatory approval and commercial success of competing therapies;

•	our ability to retain key scientific or management personnel;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our use of cash and other resources, including the net proceeds from this offering; and

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and need for additional financing.

Although we believe that the expectations and assumptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $139.3 million, based on an assumed public offering price of $39.13 per share, which is the last reported sale price of our common stock on The NASDAQ Global Market on June 16, 2014, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $21.0 million, based upon the same assumed public offering price. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by approximately $3.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us by $36.8 million, assuming a public offering price of $39.13 per share, which is the last reported sale price of our common stock on The NASDAQ Global Market on June 16, 2014, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering to fund continued development of our product candidate RPC1063 in ongoing clinical trials for RMS and UC, continued development of our in-licensed product candidate RPC4046 in a clinical trial for EoE, ongoing preclinical and research programs, and working capital and other general corporate purposes. We also expect to use our existing cash and cash equivalents as well as our access to funds through the credit and security agreement we entered into with MidCap Funding III, LLC (MidCap) in April 2013 (assuming we do not default under such facility or otherwise become ineligible to draw-down funds) for the foregoing purposes.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents and short-term investments, together with interest thereon, and our access to funds through the credit facility with MidCap (assuming we do not default under such facility or otherwise become ineligible to draw-down funds), will be sufficient to fund our operations for at least the next 12 months. However, the expected net proceeds from this offering will not be sufficient to complete advanced clinical development of any of our product candidates, such as the Phase 3 portion of our accelerated design, randomized Phase 2/3 study of RPC1063 in patients with RMS, or, if applicable, to prepare for commercializing any product candidate which receives approval. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds of this offering to continue our clinical development and potential commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our products under development.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, as well as any strategic collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. We cannot currently allocate specific percentages of the net proceeds that we may use for the purposes specified above or specify with certainty the uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the US government.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market since May 8, 2013 under the symbol “RCPT.” Prior to that date, there was no public market for our common stock. Our initial public offering was priced at $14.00 per share on May 8, 2013.

On June 16, 2014, the closing price for our common stock as reported on The NASDAQ Global Market was $39.13 per share. The following table sets forth the ranges of high and low sales prices per share of our common stock as reported on The NASDAQ Global Market for the period indicated. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Year Ended December 31, 2013
Second Quarter (from May 8, 2013)	$25.00	$13.00
Third Quarter	29.03	15.21
Fourth Quarter	35.26	20.90
Year Ending December 31, 2014
First Quarter	55.00	28.20
Second Quarter (through June 16, 2014)	43.96	24.53

As of May 31, 2014, there were approximately 70 stockholders of record, which excludes stockholders whose shares were held in nominee or street name by brokers. The actual number of common stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. In addition, pursuant to our credit and security agreement with MidCap, we are prohibited from paying cash dividends without the prior consent of MidCap. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2014, as follows:

•	on an actual basis as of March 31, 2014;

•	on an as adjusted basis to reflect our receipt of the net proceeds from the sale of 3,800,000 shares of common stock in this offering at the assumed public offering price of $39.13 per share, which is the last reported sale price of our common stock on The NASDAQ Global Market on June 16, 2014, after deducting underwriting discounts and commissions and estimated expenses payable by us.

You should read this table together with the information contained in our consolidated financial statements and condensed consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted(1)
	(In thousands, except per share data) (Unaudited)
Cash, cash equivalents and short-term investments	$158,571	$297,843

Stockholders’ equity:
Preferred stock, par value $0.001 per share; 10,000 shares authorized; no shares issued or outstanding, actual or as adjusted	—	—
Common stock, par value $0.001 per share; 200,000 shares authorized; 22,169 shares issued and outstanding, actual and 25,969 shares issued and outstanding, as adjusted	22	26
Additional paid-in capital	258,417	397,685
Accumulated other comprehensive loss	(7)	(7)
Accumulated deficit	(117,409)	(117,409)

Total stockholders’ equity	141,023	280,295

Total capitalization	$141,023	280,295

(1)	A $1.00 increase (decrease) in the assumed public offering price of $39.13 per share would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each increase (decrease) of 1.0 million shares in the assumed number of shares of common stock offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $36.8 million, assuming a public offering price of $39.13 per share, which is the last reported sale price of our common stock on The NASDAQ Global Market on June 16, 2014, and after deducting underwriting discounts and commissions and estimated expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of shares we sell in this offering and other terms of this offering.

If the underwriters’ option to purchase additional shares is exercised in full, as adjusted as of March 31, 2014, cash, cash equivalents and short-term investments and total stockholders’ equity would each increase by approximately $21.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and shares issued and outstanding would increase by 570,000.

The number of shares of common stock that will be outstanding after this offering excludes:

•	1,436,323 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted average exercise price of $16.28 per share;

•	7,445 shares of common stock issuable upon the settlement of restricted stock units outstanding as of March 31, 2014;

•	955,811 shares of common stock reserved for future issuance under the 2013 Stock Plan as of March 31, 2014, plus any future increases in the number of shares of common stock reserved for issuance under the 2013 Stock Plan pursuant to the evergreen provision of the 2013 Stock Plan; and

•	343,496 shares of common stock reserved for future issuance under the ESPP as of March 31, 2014, plus any future increases in the number of shares of common stock reserved for issuance under the ESPP pursuant to the evergreen provision of the ESPP.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

The historical net tangible book value of our common stock as of March 31, 2014 was approximately $140.9 million, or approximately $6.36 per share, based on the number of shares of common stock outstanding as of March 31, 2014. Historical net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of March 31, 2014 into our total tangible assets (total assets less intangible assets) less total liabilities. As of March 31, 2014, we had $0.1 million in intangible assets.

After giving effect to our sale of shares of common stock in this offering at an assumed public offering price of $39.13 per share, which is the last reported sale price of our common stock on The NASDAQ Global Market on June 16, 2014, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2014 would have been approximately $280.2 million, or $10.79 per share of common stock. This represents an immediate increase in net tangible book value of $4.43 per share to existing stockholders and an immediate dilution of $28.34 per share to new investors purchasing shares in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$39.13
Historical net tangible book value per share as of March 31, 2014	$6.36
Increase in net tangible book value per share attributable to new investors	4.43

As adjusted net tangible book value per share after this offering		10.79

Dilution per share to new investors in this offering		$28.34

Each $1.00 increase in the assumed public offering price would increase our as adjusted net tangible book value by approximately $3.6 million, or approximately $0.14 per share, and the dilution per share to investors in this offering by approximately $0.86, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed public offering price would decrease our as adjusted net tangible book value by approximately $3.6 million, or approximately $0.14 per share, and the dilution per share to investors in this offering by approximately $0.86. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase our as adjusted net tangible book value by approximately $36.8 million, or $0.96 per share, and the dilution per share to investors in this offering would decrease by $0.96. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease our as adjusted net tangible book value by approximately $36.8 million, or $1.04 per share, and the dilution per share to investors in this offering would increase by $1.04. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of shares we sell in this offering and other terms of this offering.

If the underwriters’ option to purchase additional shares from us is exercised in full, the as adjusted net tangible book value per share after this offering would be $11.35 per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $4.99 per share and the dilution to new investors purchasing shares in this offering would be $27.78 per share.

To the extent that any outstanding options or restricted stock units are exercised or settled, or new awards are issued under our incentive plans, there will be further dilution to investors participating in this offering.

CERTAIN MATERIAL UNITED STATES INCOME TAX

CONSIDERATIONS TO NON-US HOLDERS

The following is a summary of certain material US federal income tax consequences applicable to non-US holders (as defined below) with respect to the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in US federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any US state or local jurisdiction or any non-US jurisdiction or under US federal gift and estate tax laws or the potential application of the Medicare Contribution tax. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	“controlled foreign corporations,” or “passive foreign investment companies,” each as defined for US federal income tax purposes;

•	partnerships or entities classified as partnerships for US federal income tax purposes or any investors in such entities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the US;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

If a partnership or entity classified as a partnership for US federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the US federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the US federal estate or gift tax rules or under the laws of any US state or local or any non-US or other taxing jurisdiction or under any applicable tax treaty.

Non-US Holder Defined

For purposes of this discussion, you are a non-US holder if you are a beneficial owner of our common stock (other than a partnership or entity classified as a partnership for US federal income tax purposes) that is not:

•	an individual citizen or resident of the US;

•	a corporation or other entity taxable as a corporation for US federal income tax purposes created or organized in the US or under the laws of the US or any political subdivision thereof;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a US person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero. Any excess will be treated as gain from the sale or other disposition of the common stock and will be treated as described below under “—Gain on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to US withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with your conduct of a US trade or business, as discussed below. In order to receive a reduced treaty rate, you must provide us or the relevant paying agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 prior to the distribution date properly certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a US trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the US) generally will be subject to US federal income tax at the same graduated rates applicable to US persons, net of certain deductions and credits. In addition, if you are a corporate non-US holder, dividends you receive that are effectively connected with your conduct of a US trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in your gross income generally will be exempt from withholding tax if you provide us or the relevant paying agent with an IRS Form W-8ECI or other applicable IRS Form W-8 prior to the distribution date properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “Foreign Account Tax Compliance,” you generally will not be required to pay US federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a US trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the US), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated US federal income tax rates, and if you are a non-US holder that is a corporation, you may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who is present in the US for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by US source capital losses (even though you are not considered a resident of the US) subject to applicable income tax or other treaties providing otherwise; or

•	our common stock constitutes a US real property interest by reason of our status as a “US real property holding corporation” for US federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. In general, a corporation is a USRPHC if the fair market value of its US real property interests (as defined in the Internal Revenue Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide (US and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our US real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a US real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five year (or shorter) period that is described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-US status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the relevant paying agent has actual knowledge, or reason to know, that you are a US person. Payment of the proceeds from a disposition of our common stock by a non-US holder effected through a non-US office of a non-US broker generally will not be subject to information reporting or backup withholding if the payment is not received in the US. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the US unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-US holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax; rather, the US income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

A US withholding tax of 30% may apply on dividends on our common stock and the gross proceeds from a disposition of our common stock paid to (i) a “foreign financial institution” (as specifically defined by applicable rules) unless such institution enters into an agreement with the US Treasury to collect and disclose information regarding US account holders of such institution (including certain account holders that are foreign entities with US owners) and (ii) a non-financial foreign entity unless such entity provides the payor with a certification identifying the substantial US owners of the entity, which generally includes any US person who directly or indirectly owns more than 10% of the entity. Implementing regulations provide that this withholding tax applies to dividends paid after June 30, 2014, and gross proceeds from sales or other dispositions of our common stock after December 31, 2016. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular US federal, state and local and non-US tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2014, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Leerink Partners LLC are acting as representatives, the following respective numbers of shares of common stock:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
Leerink Partners LLC
BMO Capital Markets Corp.
Wedbush Securities Inc.
Nomura Securities International, Inc.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 570,000 additional shares at the public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $             per share. After the public offering the representatives may change the public offering price and selling concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting discounts and commissions payable by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position or (v) file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Partners LLC, for 80 days after the date of this prospectus, subject to certain exceptions.

The restrictions in the foregoing paragraph do not apply to (i) the sale of shares of common stock to the underwriters pursuant to the underwriting agreement, (ii) the issuance by us of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus, (iii) the grant of stock options, restricted stock or other equity-based compensation awards (or the issuance of common stock upon exercise thereof) to eligible participants pursuant to our employee benefit or equity incentive plans described in this prospectus and (iv) the filing of a registration statement on Form S-8 with respect to the registration of securities to be offered under our employee benefit or equity incentive plans.

Our executive officers, our directors and certain of our principal stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Partners LLC for a period of 80 days after the date of this prospectus, subject to certain exceptions including that our principal stockholders subject to such lockup period may, following the date which is 40 days after the date of this prospectus, sell up to one-third of the total shares held by them as of the date of this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect. We have also agreed to reimburse the underwriters for up to $15,000 of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc.

Our common stock is listed on The NASDAQ Global Market under the symbol “RCPT.”

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may in the future provide financial advisory or investment banking services to us from time to time for which they expect to receive customary compensation and expense reimbursement.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), shares of our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition, each underwriter:

(a)	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions;” and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of our common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase our common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased our common stock with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California. Cooley LLP, San Diego, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Receptos, Inc. appearing in Receptos, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement or we have otherwise filed a copy of such document with the SEC, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference. You should review the complete document to evaluate these statements.

We maintain a website at www.receptos.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC and incorporate by reference will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

•	our Current Reports on Form 8-K filed January 14, 2014, February 4, 2014, April 14, 2014, April 28, 2014, June 5, 2014, and June 9, 2014 (excluding Item 7.01 of such June 9, 2014 Current Report on Form 8-K as well as Exhibit 99.1 to such Current Report);

•	our definitive proxy statement on Schedule 14A for our 2014 annual meeting, filed with the SEC on April 23, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on April 30, 2013.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Receptos, Inc., 10835 Road to the Cure, Suite 205, San Diego, California 92121, telephone (858) 652-5700. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. We also maintain a website at www.receptos.com. However, the information on our website is not part of this prospectus, and you should not rely on such information in making your decision whether to purchase any of our securities.

PART II

Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

SEC Registration Fee	$22,024.56
FINRA Filing Fee	26,149.72
Transfer Agent and Registrar, Trustee and Depositary Fees	5,000.00
Printing Expenses	75,000.00
Legal Fees and Expenses	180,000.00
Accounting Fees and Expenses	120,000.00
Miscellaneous	71,825.72

Total	500,000.00

Item 15. Indemnification of Directors and Officers.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, we have entered into agreements to indemnify our directors and officers. These agreements require us, among other things, to indemnify our directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

The Underwriting Agreement we will enter into in connection with this offering will provide for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 16. Exhibits.

The list of exhibits in the Exhibit Index to this registration statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on the 17th day of June, 2014.

RECEPTOS, INC.

By:	/s/ Graham Cooper
Graham Cooper Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Faheem Hasnain	President, Chief Executive Officer and Director (Principal Executive Officer)	June 17, 2014

/s/ Graham Cooper Graham Cooper	Chief Financial Officer (Principal Financial Officer)	June 17, 2014

/s/ David Hinkle David Hinkle	Senior Director, Finance & Controller and Chief Accounting Officer (Principal Accounting Officer)	June 17, 2014

* William H. Rastetter, Ph.D.	Chairman of the Board	June 17, 2014

* Kristina Burow	Director	June 17, 2014

* Mary Lynne Hedley, Ph.D.	Director	June 17, 2014

* Erle T. Mast	Director	June 17, 2014

* Amir Nashat, Ph.D.	Director	June 17, 2014

* S. Edward Torres	Director	June 17, 2014

*By:	/s/ Graham Cooper
Graham Cooper Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed June 20, 2013).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed June 20, 2013).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

4.2	Third Amended and Restated Investors’ Rights Agreement, dated February 3, 2012, between Receptos, Inc. and certain investors (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

4.3	Omnibus Approval and Amendment with Respect to Series B Preferred Stock Purchase Agreement and Third Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, between Receptos, Inc. and certain investors (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

4.4	Omnibus Approval and Amendment with Respect to Series B Preferred Stock Purchase Agreement and Third Amended and Restated Investors’ Rights Agreement, dated March 6, 2012, between Receptos, Inc. and certain investors (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

4.5	Approval with Respect to Series B Preferred Stock Purchase Agreement, dated March 6, 2012, between Receptos, Inc. and certain investors (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

4.6	Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 3, 2012, between Receptos, Inc. and certain investors (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

4.7	Form of Omnibus Acknowledgment and Agreement with Respect to Potential Initial Public Offering, dated April 18, 2013, between Receptos, Inc. and certain investors (incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed on April 4, 2013).

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	Previously filed.